SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

REEDS JEWELERS, INC.
(Name of Subject Company)

REEDS JEWELERS, INC.
(Name of Person Filing Statement)

Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

758341101
(CUSIP Number of Class of Securities)

James R. Rouse
Treasurer and CFO
Reeds Jewelers, Inc.
2525 South 17th Street, Wilmington, NC 28401
(910) 350-3100

(Name, Address, and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

☐	Check the Box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is Reeds Jewelers, Inc., a North Carolina corporation (the “Company” or “Reeds”). The principal executive offices of the Company are located at 2525 South Seventeenth Street, Wilmington, North Carolina 28401 and the telephone number is (910) 350-3100.

The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Company’s common stock, par value $.10 per share (the “Shares”). As of February 16, 2004, there were 8,476,372 shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth above in ITEM 1.

This statement relates to a Tender Offer by Sparkle, LLC (“Sparkle”) as disclosed in the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) by Sparkle on January 29, 2004, as amended on March 2, 2004. According to the Schedule TO, Sparkle is offering to purchase up to 100% of the Shares not currently owned by Sparkle, LLC or its subsidiaries, at a cash purchase price of $1.85 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 29, 2004, and in the related Letter of Transmittal (which together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The 1,062,138 Shares sought to be purchased by Sparkle pursuant to the Offer represent 12.5% of the outstanding Shares. According to the Schedule TO, Sparkle owned 7,414,234 or 87.5% of the outstanding Shares at January 29, 2004.

As stated in the Schedule TO, the purpose of the Offer is to acquire at least 565,200 Shares, resulting in ownership by Sparkle of 7,979,434 Shares or 90% of the outstanding Shares. The amendment states that 621,275 shares have been tendered as of March 1, 2004. With such ownership, Sparkle will be able under provisions of the North Carolina Business Corporation Act (the “NC Corporate Act”) to cause a merger of Reeds with a wholly owned subsidiary of Sparkle without action by the Board of Directors or shareholders of Reeds (the “Merger”). The Schedule TO states that upon successful completion of the Offer without acquiring all of the outstanding Shares, Sparkle will proceed to consummate the Merger and provide the remaining Reeds’ shareholders with cash for each of their Shares in the same amount as paid in the Offer.

Based on information in the Schedule TO, the business address and telephone number of Sparkle is as follows:

Sparkle, LLC
111 Princess Street
Wilmington, NC 28401
(910) 763-4669, EXT. 203

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described below, there is no material agreement, arrangement or understanding or any material actual or potential conflict of interest between Reeds — its executive officers, directors, or affiliates — and Sparkle or any of its executive officers, directors, or affiliates.

Reeds leases its corporate headquarters at 2525 South Seventeenth Street and 2515 South Seventeenth Street, Wilmington, North Carolina, consisting of 20,731 square feet of office space in two buildings and 155 parking spaces, from Zimco, a North Carolina general partnership owned equally by Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, and Arlene Z. Schreiber, and Zimmer Brothers, a North Carolina general partnership owned equally by Alan M. Zimmer, Herbert J. Zimmer, and Jeffrey L. Zimmer. Monthly rental payments under the leases were $26,556, and increased to $27,073 on January 1, 2003. Reeds also pays the related insurance, property taxes, maintenance fees, and utilities for this location. The leases for this facility expire December 31, 2006. Based on rentals charged for comparable properties in Wilmington, North Carolina, Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, and Arlene Z. Schreiber believe the terms of the lease are no less favorable than those that could be obtained by Reeds from unaffiliated parties.

Alan M. Zimmer is the President and Chief Executive Officer of Reeds and a member of its board of directors, and has received compensation and reimbursements from Reeds from his service as an officer (but not as a director). His compensation for his service in such roles is described in Reeds’ Proxy Statement for its 2003 Annual Meeting filed with the SEC on May 29, 2003. Herbert J. Zimmer, Jeffrey L. Zimmer, and Arlene Z. Schreiber are members of the board of directors of Reeds, and have received fees and remuneration for their services as members of Reeds board of directors as described in Reeds’ Proxy Statement for its 2003 Annual Meeting filed with the SEC on May 29, 2003.

Herbert J. Zimmer is an active partner and Jeffrey L. Zimmer is a retired partner in the law firm of Zimmer and Zimmer LLP (“Zimmer and Zimmer”), which serves as general counsel to Reeds. During the fiscal year ended February 28, 2003, Zimmer and Zimmer received from Reeds legal fees and reimbursement for its costs advanced on behalf of Reeds in the amount of $166,000. Zimmer and Zimmer has advised the board of directors that legal fees paid to Zimmer and Zimmer are based on the firm’s customary fees charged for similar services.

Between June 30, 1989, and February 6, 1990, Reeds borrowed a total of $1,370,000 from Alan M. Zimmer, Arlene Z. Schreiber, and Ronna T. Zimmer (the wife of Herbert J. Zimmer), of which $470,000 was repaid as of May 28 1991, $21,000 was repaid in June 1996, and $34,000 was repaid in July 1998. The amounts borrowed accrue interest at the prime rate as quoted monthly in the Wall Street Journal. The amounts remaining outstanding under the notes are $560,000 to Alan M. Zimmer, $185,000 to Arlene Z. Schreiber, and $100,000 to Ronna T. Zimmer. Such amounts are evidenced by three subordinated notes (one of each to Alan M. Zimmer). Arlene Z. Schreiber, and Ronna T. Zimmer) and are due and payable upon full payment of all of Reeds’ senior obligations or with the approval of Reeds’ senior lenders.

On February 28, 2002, Reeds borrowed $1,734,000 from Alan M. Zimmer, Herbert J. Zimmer and Jeffrey L. Zimmer. The loan is secured by real estate owned by Reeds and is subordinate to Reeds’ revolving credit facility with Bank of America, N.A. The terms of its revolving credit facility required the subordinated note be obtained to supplement the payoff by Reeds of its then existing line of credit with BB&T. Interest on the subordinated note is payable monthly at the prime rate plus 6.0%. The note matures on February 28, 2005, but principal payments may be made after Reeds’ annual audit is completed for the fiscal years ended February 28, 2003 or February 29, 2004, if Reeds is in compliance with the covenants in its senior revolving credit agreement.

Reeds has entered into a lease agreement with Mayfaire Town Center in Wilmington North Carolina for 5,000 square feet of retail space in which Reeds plans to open a store in the spring of 2004. Mayfaire Town Center is a new town center in which Herbert J. Zimmer, Alan M. Zimmer, Jeffrey L. Zimmer, and Arlene Z. Schreiber have an ownership interest and joint management responsibilities. The Reeds’ store is expected to open on or after April 15, 2004 and the lease will expire on December 31, 2014. The lease specifies annual rents of approximately $129,250 plus overage rents for sales above $2,000,000 annually. Reeds has an option to extend the lease for five years through December 31, 2019 for annual rents of approximately $135,050 plus overage rents for sales above $2,116,000.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Of the nine members of the Board of Directors of Reeds, four, Alan M. Zimmer, Arlene Z. Schreiber, Herbert J. Zimmer and Jeffery L. Zimmer, are affiliated with Sparkle, as members and directors. A fifth director, Roberta G. Zimmer, is the mother of those four directors. As a result of the potential perception that the members of the Board of Directors of Reeds that are affiliated with Sparkle would have a conflict of interest in making a recommendation as to the Sparkle Tender Offer, the Reeds’ Board asked the independent members of the Board of Directors to consider a response to the Sparkle Tender Offer. With the advice of counsel, not affiliated with Reeds, for the independent directors, the independent directors determined that they would take “no position” with respect to the Sparkle Tender Offer. No action was taken to engage financial advisors for Reeds, or for the independent directors as a group, to consider the Sparkle Tender Offer. Upon receipt of this response, the Reeds’ Board unanimously adopted in the following resolution:

THE BOARD OF DIRECTORS OF REEDS JEWELERS, INC. HAS DETERMINED THAT IT WILL TAKE NO POSITION ON THE TERMS OF THE TENDER OFFER MADE BY SPARKLE, LLC TO PURCHASE ALL OF THE SHARES OF REEDS JEWELERS, INC. NOT OWNED DIRECTLY OR INDIRECTLY BY SPARKLE, LLC.

The Board of Directors of Reeds Jewelers, Inc. is taking “no position” regarding the tender offer for the following reasons: (1) the independent directors had determined to take “no position” regarding the Tender Offer; (2) the position of the independent directors should be the position of the Reeds’ Board of Directors; and (3) no independent investment analysis on behalf of Reeds was performed. The Board is aware, however, that with the passage of the Sarbanes-Oxley Act of 2002, the costs in terms of expense and management time of maintaining the status of Reeds as a public company have significantly increased. In addition, the Board is aware that the shares are thinly traded and that the continued listing on the American Stock Exchange is in question due, in part, to the low price per share at which the stock has traded. The determination by the Board to take “no position” means that the shareholders should consider these factors, among other matters, in deciding whether to tender Shares in response to the Offer.

A copy of the letter to Reeds communicating the response of the independent directors and the press release relating to their position are filed as exhibits to this Statement and incorporated herein by reference.

As of the date hereof and after making a reasonable inquiry, the Company has been advised that each of the independent directors of Reeds and each of the executive officers of Reeds (other than those executive officers of Reeds who are members of Sparkle) presently intends to tender his Shares in the Tender Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company has not directly or indirectly employed, retained, or compensated anyone to make solicitations or recommendations in connection with the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Other than the transactions listed below, to the knowledge of the Company, neither the Company nor any of its executive officers, directors, affiliates or subsidiaries have effected any transactions in the Shares during the past 60 days.

Alan M. Zimmer is the President and CEO of the Company, a member of its board of directors, and a member of Zimmer Development Company. On January 28, 2004, he contributed his ownership of 1,610,196 Shares (19.0% of the outstanding Shares) to Sparkle in exchange for a proportional ownership interest (21.7%) in Sparkle.

Herbert J. Zimmer is a member of the Company’s board of directors, a partner in the law firm of Zimmer and Zimmer, LLP, and a member of Zimmer Development Company. On January 28, 2004, he contributed his ownership of 1,456,966 Shares (17.2% of the outstanding Shares) to Sparkle in exchange for a proportional ownership interest (19.7%) in Sparkle.

Jeffrey L. Zimmer is a member of the Company’s board of directors, a retired partner in the law firm of Zimmer and Zimmer, LLP, and a member of Zimmer Development Company. On January 28, 2004, he contributed his ownership of 1,447,544 Shares (17.1% of the outstanding Shares) to Sparkle in exchange for a proportional ownership interest (19.5%) in Sparkle.

Arlene Z. Schreiber is a member of the Company’s board of directors and a member of Zimmer Development Company. On January 28, 2004, she contributed her ownership of 1,380,980 Shares (16.3% of the outstanding Shares) to Sparkle in exchange for a proportional ownership interest (18.6%) in Sparkle.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company has not undertaken or engaged in any negotiations in response to the Offer that relates to: (i) a tender offer or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale, or transfer of a material amount of assets by the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

There are no transactions, resolutions of the Board, agreements in principle, or signed contracts that have been entered into in response to the Offer that relate to or would result in one or more of the events referred to in the previous paragraph.

ITEM 8. ADDITIONAL INFORMATION.

Antitrust. The acquisition of Shares by Sparkle in accordance with the offer is exempt from the reporting and waiting period requirements imposed by the Hart-Scott-Rodino Antitrust Improvements Acts of 1976, as amended.

Appraisal Rights. Holders of Shares do not have dissenters’ rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares who has not tendered his Shares in the Offer and has neither voted in favor of the Merger nor consented thereto in writing and who properly exercises his or her dissenters’ rights under Article 13 of the NC Corporate Act will be entitled to demand a proceeding by the North Carolina Superior Court to determine the fair value of his or her Shares. If the Merger is approved by Sparkle, Reeds shall notify all of its shareholders entitled to assert dissenters’ rights, in writing, within 10 days thereafter, that the Merger has been approved by Sparkle and its subsidiary effecting the Merger and will send each such Reeds’ shareholder a dissenters’ notice as required under Section 55-13-22 of the NC Corporate Act. A Reeds’ shareholder to whom a dissenters’ notice has been mailed as described above, in order to preserve its dissenters’ rights, must follow precisely the requirements of Article 13 of the NC Corporate Act in order to perfect the shareholder’s rights to dissent and seek appraisal by judicial action of the value of such shareholder’s Shares. The Schedule TO outlines in more detail the requirements of Article 13 and includes a copy of such Article.

Effect of the Offer on the Market for Shares and Stock Market Listing. Prior to the offer, the Shares were thinly traded and the consummation of the Offer will exacerbate the limitations on the ability of a shareholder to sell his shares. The American Stock Exchange on which the shares are listed could take action, based upon the price per share or the amount of Shares publicly available, to de-list the shares.

Exchange Act Registration. The Shares are currently registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Reeds does not intend to file a request to terminate the registration, but, upon consummation of the Offer, a decision could be made to deregister the Shares. Termination of registration would substantially reduce the amount of information required to be furnished by Reeds to the Shareholders and to the SEC.

State Takeover Laws. Pursuant to the North Carolina Shareholder Protection Act of the NC Corporate Act, no business combination involving a corporation which has a class of securities registered under Section 12 of the Exchange Act and any entity that is the beneficial owner, directly or indirectly, of more than 20.0% of the corporation’s voting shares may be consummated unless the holders of 95.0% of the outstanding voting shares approve the business combination. This provision does not apply if the parties comply with certain requirements specified in the NC Corporate Act relating to the value of the consideration paid in the business combination, the composition of the corporation’s board of directors, the disclosure to shareholders regarding the business combination and other procedural matters. Reeds has opted out of, and is therefore not subject to, the North Carolina Shareholder Protection Act.

The North Carolina Control Share Acquisition Act of the NC Corporate Act applies to a corporation that is incorporated in North Carolina and that has substantial assets in North Carolina, its principal place of business or a principal office within North Carolina, a class of securities registered under Section 12 of the Exchange Act and more than 10.0% of its shareholders are residents of North Carolina or more than 10.0% of its shares held by North Carolina residents. The North Carolina Control Share Acquisition Act restricts the voting rights of a person who acquires “control shares” in a covered corporation. Control shares are shares that, when added to all other shares of the covered corporation beneficially owned by a person, would entitle that person to voting power equal to or greater than one-fifth, one-third or a majority of all voting power. Without shareholder approval by “disinterested shareholders,” the shares acquired by the acquiror have no voting rights. Reeds has opted out of, and is therefore not subject to, the North Carolina Control Share Acquisition Act.

ITEM 9. EXHIBITS.

1.	Letter from McGuire Woods LLP on behalf of the independent directors of Reeds Jewelers, Inc., dated February 6, 2004 and received by the Company on February 9, 2004.

2.	Press Release dated March 5, 2004, issued by Reeds Jewelers, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

REEDS JEWELERS, INC.

March 5, 2004	/s/ James R. Rouse James R. Rouse Treasurer and Chief Financial Officer